Exhibit 99.6

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 2, 2017

You are receiving this notification as SANDSTORM GOLD LTD. (the “Company”) is using notice and access for the delivery of meeting materials to its shareholders in respect of its Annual General Meeting of Shareholders to be held on Friday, June 2, 2017 (the “Meeting”). Under notice and access, instead of receiving paper copies of the Company’s Notice of Annual General Meeting of Shareholders and management information circular for the year ended December 31, 2016 (the “Information Circular”) (the “Meeting Materials”), shareholders are receiving this notice with information on how they may access such Meeting Materials electronically. However, together with this notification, shareholders will continue to receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and the Company’s carbon footprint and will also reduce the cost of printing and mailing of the Meeting Materials to shareholders.

MEETING DATE AND LOCATION

WHEN:	FRIDAY, JUNE 2, 2017 10 A.M. (Pacific Daylight Savings Time)	WHERE:	CONNAUGHT ROOM THE METROPOLITAN HOTEL 645 HOWE STREET VANCOUVER, BC V6C 2Y9

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND/OR VOTE ON THE FOLLOWING MATTERS:

•	FINANCIAL STATEMENTS: To receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2016, together with the report of the auditors thereon. NOTE: There are no financial statements included in the mailing. The audited consolidated financial statements and related MD&A have already been mailed to those shareholders who have previously requested to receive them.

•	FIX THE NUMBER OF DIRECTORS: To fix the number of Directors of the Company at SIX. See the section entitled “PARTICULARS OF MATTERS TO BE ACTED UPON – Election of Directors” in the Information Circular.

•	ELECTION OF DIRECTORS: To elect Directors of the Company for the ensuing year. See the section entitled “PARTICULARS OF MATTERS TO BE ACTED UPON – Election of Directors” in the Information Circular.

•	APPOINTMENT OF AUDITORS: To appoint PRICEWATERHOUSECOOPERS LLP, Registered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration. See the section entitled “PARTICULARS OF MATTERS TO BE ACTED UPON – Appointment of Auditors” in the Information Circular.

•	OTHER BUSINESS: To transact such other business as may properly come before the Meeting or any adjournment thereof. See the section entitled “OTHER MATTERS” in the Information Circular.

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

The Meeting Materials can be viewed online under the Company’s profile at www.sedar.com (Canada) or at www.sec.gov (United States), or at the Company’s website at internet address http://www.sandstormgold.com.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests for paper copies of the Meeting Materials should be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive the Meeting Materials in advance of the proxy deposit date and Meeting date. Shareholders who wish to receive paper copies of the Meeting Materials may request copies from Denver Harris at the Company by calling toll-free in North America at 1-866-584-0234, Extension #254, or from outside North America by calling 604-628-1178, or by e-mail at info@sandstormltd.com. Meeting Materials will be sent to such shareholders within three business days of their request if such requests are made before the Meeting date. Requests may also be made up to one year from the date the Information Circular was filed on SEDAR.

Stratification used: NO

VOTING

Registered Holders are asked to return their proxies using the following methods by the proxy deposit date noted on your proxy:

INTERNET:	Go to www.investorvote.com and follow the instructions. You will need the 15-digit control number located on the bottom left-hand side of the proxy.

TELEPHONE:	Call 1-866-732-VOTE (8683) Toll Free within North America from a touch tone telephone, or, if you are an international shareholder, please call 1-312-588-4290.

FACSIMILE:	Fax to Computershare Investor Services Inc. at 1-866-249-7775.

MAIL:	Complete the form of proxy or any other proper form of proxy, sign it and mail it to the PROXY DEPARTMENT at:

Computershare Investor Services Inc.
8TH Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

Beneficial Holders should carefully follow the instructions of their nominee, including those regarding when and where the completed voting instruction form is to be delivered. Kindly note that if you are a beneficial shareholder, your nominee will need your voting instructions sufficiently in advance of the proxy deposit deadline to enable your nominee to act on your instructions prior to the deadline:

Generally, Beneficial Holders are asked to return their voting instruction forms using the following methods at least one business day in advance of the proxy deposit date noted on your voting instruction form:

INTERNET:	See the voting instruction form for details.

TELEPHONE:	Call 1-866-734-VOTE (8683) Toll Free within North America from a touch tone telephone, or, if you are an international shareholder, please call 1-312-588-4291.

MAIL OR FACSIMILE:	Complete the voting instruction form, sign it and return it to the address provided on the form, or fax it to the number provided on the form.

Shareholders with questions about notice and access can contact Denver Harris of the Company by calling toll-free in North America at 1-866-584-0234, Extension #254, or from outside North America by calling 604-628-1178, or by e-mail at info@sandstormltd.com.